FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Acquisition of Water Treatment Plant Operation Assets

in China by Galaxy NewSpring Pte. Ltd.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 15, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

November 15, 2010

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Acquisition of Water Treatment Plant Operation Assets in China by

Galaxy NewSpring Pte. Ltd.

Galaxy NewSpring Pte. Ltd. (“Galaxy”, head office: Singapore), a joint venture company that is equally held by Mitsui & Co., Ltd. (“Mitsui”, head office: Tokyo, CEO: Masami Iijima), and Hyflux Ltd. (“Hyflux”, head office: Singapore, CEO: Olivia Lum), has closed the Exit Offer of Hyflux Water Trust (“HWT”) on November 12, 2010 (“Final Closing Date”).

On August 2, 2010, Galaxy publicly announced an Exit Offer of HWT, a public business trust listed on the Singapore Exchange Securities Trading Limited, which wholly owns 18 water treatment plant operations assets (“18 Operation Assets”) in China. As of the Final Closing Date, Galaxy has received valid acceptance of approximately 62.04% of total Offer Units, resulting in an ownership of approximately 93.88%(*1) of issued Units of HWT, including approximately 31.79% of issued Units acquired by Hyflux and its wholly owned subsidiary companies. Galaxy plans to acquire the remaining 6.12% of the issued Units by the end of December 2010, and wind-up HWT upon completing the acquisition of the 18 Operation Assets.

Galaxy will operate the 18 Operation Assets along with the 4 water treatment plant operation assets in China (“4 Operation Assets”), which Galaxy has acquired from Hyflux on September 30, 2010 (collectively “22 Operation Assets”). The total purchase price for the 22 Operation Assets is approximately 20 billion JPY, and the total designed capacity is 745,000m3/day (825,000m3/day, after expansion).

Mitsui, together with Galaxy, will continue to capture the fast growing water infrastructure demand in China, and expand its water business with new customers, such as local governments and industrial parks.

As a proactive integrated water solution provider, Mitsui will continue to help solve the various water related problems the world is facing today.

(*1)	Including 147,000 units of acquired on the open market (0.05% of total units)

Result of Exit Offer and Acceptance Shares

Exit Offer Price	S$0.78 per unit
Total Offer Units(*2)	205,500,000 units (68.21% of total units)
Acceptance Units(*3)	186,920,629 units (62.04% of total units)

(*2)	The Offer Units will not include the Units owned by Hyflux through its two wholly owned subsidiaries.
(*3)	Remaining issued Units (6.12%) will be compulsorily acquired by Galaxy at the exit offer price.

Attachment

Galaxy Water Treatment Plant Operation Asset Overview (After Asset Acquisition)

For further information, please contact:
Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Attachment

Liaoning Province

Plant name	Type	Capacity
Liaoyang	WWTP WRP	30,000 m3/Day 25,000 m3/Day
Liaoyang	WTP	40,000 m3/Day

Hebei Province

Plant name	Type	Capacity
Zunhua	WTP	40,000 m3/Day
Langfang	WWTP	80,000 m3/Day
Langfang	WRP	40,000 m3/Day

Anhui Province

Plant name	Type	Capacity
Mingguang	WWTP	30,000 m3/Day
Mingguang	WTP	35,000 m3/Day

Hunan Province

Plant name	Type	Capacity
Taoyuan	WTP	60,000 m3/Day

Tianjin

Plant name	Type	Capacity
Beichen	WWTP	50,000 m3/Day
Beichen	WRP	5,000 m3/Day

Jiangsu Province

Plant name	Type	Capacity
Taizhou	WWTP	20,000 m3/Day
Dafeng	WTP	20,000 m3/Day
Yangzhou	WWTP	20,000 m3/Day
Wuxi	WWTP 1	20,000 m3/Day
Wuxi	WWTP 2	10,000 m3/Day
Yangkou	WTP	20,000 m3/Day
Yangkou	WWTP	20,000 m3/Day
Changshu	WWTP	30,000 m3/Day
Guanyun	WTP 1	50,000 m3/Day
Guanyun	WTP 2	50,000 m3/Day

Zhejiang Province

Plant name	Type	Capacity
Tiantai	WWTP	20,000 m3/Day

Jiangxi Province

Plant name	Type	Capacity
Leping	WTP	30,000 m3/Day

Note: WWTP: Waste Water Treatment Plant; WTP: Water Treatment Plant; WRP: Waste Water Recycling Plant.